

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2021

Brian McKelligon
President and Chief Executive Officer
Akoya Biosciences, Inc.
100 Campus Drive, 6th Floor
Marlborough, MA 01752

>   **Re: Akoya Biosciences, Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted March 12, 2021**
>   **CIK No. 0001711933**

Dear Mr. McKelligon:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted March 12, 2021

Use of Proceeds, page 59

1.   We note your response to prior comment 8. Please disclose the approximate amount of net proceeds intended to be used for each purpose listed. Refer to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, Comparison of the years ended December 31, 2020 and 2019
Revenue, page 75

2.   Please revise to disclose how changes in price per instrument contributed to changes instrument revenue during 2020 compared to 2019. In that regard, we see that instrument revenue per new system placement increased from approximately $181 to $201.

3.   We see that service revenue increased in total as well as a percentage of total revenue. Please revise to provide greater insight into the drivers of $1.5 million increase from instrument service, including whether it related primarily to extended service contracts, installation or training.

Costs of Goods Sold, Gross Profit and Gross Margin, page 76

4.   Regarding the decrease in cost of product revenue of $2.9 million, or 19%, for the year ended December 31, 2020, compared to the year ended December 31, 2019, please revise to quantify the multiple factors that you attributed to the fluctuation.

Consolidated Financial Statements for the year ended December 31, 2020
Note 11. Stock compensation plan, Stock Options, page F-27

5.   Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

        You may contact Kristin Lochhead at 202-551-3664 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7976 or Jeffrey Gabor at 202-551-2544 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Life Sciences

cc: Patrick J. O'Malley, Esq.